Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Matthew R. DiClemente

(215) 564-8173

mdiclemente@stradley.com

October 31, 2013

VIA EDGAR

Dominic J. Minore. Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gottex Trust (the “Trust”)
Registration Statement on Form N-1A
Registration Numbers 333-191185; 811-22889

Dear Mr. Minore:

On behalf of the Trust, below you will find the Trust’s responses to the comments conveyed by you via letter dated October 16, 2013, with regard to the Trust’s initial registration statement on Form N-1A filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 16, 2013.

For your convenience, we have included each of your comments in bold and have set forth the Fund’s response immediately below each comment.

Gottex Tactical Endowment Fund (the “Fund”) Prospectus

Front Cover Page

1.           Comment: Given that the Gottex Tactical Endowment Fund is not an endowment fund, please explain to us in your response letter why the use of the term “Endowment” in the Fund’s name is not misleading. See, section 35(d) of the Investment Company Act of 1940 (the “ICA” or “1940 Act”).

Response: The name of the Fund has been changed to Gottex Endowment Strategy Fund.

Dominic J. Minore, Esq.

Fees and Expenses of the Fund (page 2)

2.           Comment: The second sentence of the footnote (2) states that Acquired Fund Fees and Expenses do not represent direct expenses of the Fund. Expand the disclosure to clarify that Acquired Fund Fees and Expenses represent indirect expenses that are incurred by the Fund and its shareholders.

Response: The disclosure has been revised to read as follows:

The Adviser has entered into an expense limitation and reimbursement agreement with the Fund (the “Expense Limitation Agreement”) under which the Adviser has agreed to waive its fees, or to pay or absorb the ordinary operating expenses of the Fund (which includes organization and offering expenses, but excludes taxes, interest, brokerage commissions, dividends on short sales and non-recurring or extraordinary expenses), to the extent that they exceed 1.99% of the average daily net assets of the Fund’s Class A shares and 1.74% of the average daily net assets of the Fund’s Class I shares (the “Expense Limitation”). In addition, Acquired Fund Fees and Expenses are not included in the Expense Limitation as they do not represent direct expenses of the Fund[, but represent indirect expenses incurred by the Fund and its shareholders.] ~~In consideration for the Adviser’s agreement to limit the Fund’s expenses, t~~ [T]he Fund will carry forward the amount of any such expenses waived, paid or absorbed by the Adviser in excess of the Expense Limitation for a period not to exceed three years from the end of the fiscal year in which they were incurred and will reimburse the Adviser (or its affiliate) such amounts~~. Reimbursement will be made as promptly as possible, but only~~ to the extent ~~it~~ [that the reimbursement] does not cause the Fund’s operating expenses to exceed the Expense Limitation [in effect at the time the Fund’s fees were waived or expenses were paid or absorbed by the Adviser]. The Expense Limitation Agreement will remain in effect through December 31, 2014, and may not be terminated before that date[, except that the Agreement will automatically terminate upon the termination of the investment advisory agreement].

3.           Comment: Expand the penultimate sentence of footnote (2) to clarify that any repayment to the Adviser is an included item for purposes of determining the expense limitation and that any repayment must not exceed the applicable expense limitation on Fund expenses at the time such fees were waived and/or expenses were reimbursed.

Response: The disclosure has been revised, as requested. Please see the response to Comment 2.

Dominic J. Minore, Esq.

4.           Comment: The Expense Limitation Agreement should be filed as an exhibit to the registration statement and should be identified in Item 28 of Part C of the registration statement as among the exhibits that will be filed in a pre-effective amendment to the registration statement.

Response: The Expense Limitation Agreement will be identified in Item 28 of Part C and will be filed as an exhibit to the registration statement in a pre-effective amendment to the registration statement.

5.           Comment: In your response letter, confirm that the terms of the Expense Limitation Agreement do not allow for its termination under any circumstances prior to December 31, 2014. In the alternative, expand the footnote (2) disclosure to describe briefly who can terminate the agreement and under what circumstances.

Response: The disclosure has been revised, as requested. Please see the response to Comment 2.

Principal Investment Strategies (page 3)

6.           Comment: The Fund’s discussion of its principal investment strategies and risks reveals that potentially a material, if not a substantial, amount of its assets may be invested in illiquid securities and other illiquid assets. Add disclosure clarifying that if more than 15% of the Fund’s net assets are invested in illiquid assets, the Adviser will take prompt action to reduce the Fund’s illiquid assets holdings to 15% or less of its net assets.

Response: The following disclosure was added under the heading “Principal Investment Strategies:”

If more than 15% of the Fund’s net assets are invested in illiquid assets, the Adviser will take prompt and reasonable action to reduce the Fund’s illiquid assets holdings to 15% or less of its net assets.

7.           Comment: Disclose the maximum percentage of the Fund’s assets that may be invested in the securities of foreign issuers and, as a sub-category, in the securities of emerging market issuers. In the alternative, state that there is no limit on the amount of Fund assets that may be invested in the securities of such issuers.

Response: The following disclosure was added under the heading “Principal Investment Strategies:”

The Fund may invest without limitation in foreign securities and other foreign instruments, including those in emerging markets.

Dominic J. Minore, Esq.

8.           Comment: In your response letter, undertake to sticker the Fund’s prospectus to provide appropriate risk disclosure whenever a material amount of the Fund’s total assets represent investments in issuers located in any one foreign country.

Response: If the Fund’s investment in issuers located in any one foreign country becomes a principal investment strategy of the Fund, the Fund will supplement its prospectus to include information regarding such investment.

Global Fixed Income (page 3)

9.           Comment: The last sentence states that there are no credit quality restrictions on the Fund’s fixed income investments. Specify the maximum amount of the Fund’s assets that may be invested in fixed income investments of issuers that are either experiencing financial difficulty, insolvent, in default or that exhibit a high probability of default.

Response: The last sentence of the description of the contents of the Global Fixed Income Asset Class has been revised to read as follows:

There are no credit quality restrictions on the Fund’s fixed income investments[, and all of the assets allocated to the Global Fixed Income Asset Class may be invested in securities rated below investment grade, or in unrated securities determined by the Adviser to be of comparable quality. However, the Fund will not invest more than 10% of its net assets in fixed income securities of issuers that are in default or exhibit a high probability of default.]

Alternative and Hedge Fund Investments (page 3)

10.        Comment: It appears that the Fund may invest in a number of pooled investment vehicles. To what extent does the Fund intend to invest in entities that would be investment companies under section 3(a) of the ICA but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the ICA, or in other funds commonly referred to as “hedge funds?” Please note that, to date, the staff has permitted open-end funds to hold such vehicles only up to 15% of net assets with additional requirement that all of such investments be treated as illiquid for purposes of the non- fundamental investment restriction pertaining to the Fund’s ability to hold illiquid assets.

Response: The Fund intends to limit its investment in hedge funds, and other entities that would be investment companies under the ICA but for the exceptions provided in Sections 3(c)(1) and 3(c)(7) of the ICA, to no more than 15% of the Fund’s net assets.

Dominic J. Minore, Esq.

11.        Comment: Expand the disclosure to provide brief plain English definitions of “event-driven,” “relative value,” and “arbitrage” investment strategies, as well as “factor based hedge fund replicator vehicles,” “liquid alternative beta vehicles,” “systematic risk,” “swaps” and “variance swaps.”

Response: The disclosure has been revised as requested. The revised disclosure reads as follows:

Alternative and hedge fund investments include investments in private investment funds, ETFs or other registered investment companies, including funds of hedge funds, that employ a variety of investment strategies, such as event-driven, equity and/or credit long/short, relative value, [and] arbitrage [strategies]~~and other alternative investment strategies commonly employed by hedge funds~~. [Event-driven strategies involve investments in companies undergoing significant corporate transactions or structural transformations. Relative value strategies involve identifying and exploiting disparities in pricing relationships between instruments with similar pricing characteristics. Arbitrage strategies involve identifying and exploiting pricing inefficiencies in certain securities, markets or countries.] In addition to varied investment strategies, this Asset Class may have exposure to a wide variety of investment types, including U.S. and non-U.S. equity, fixed income, commodity and real estate investments.

*           *           *

The Fund may also invest in factor based hedge fund replicator vehicles that attempt to replicate the behavior of the overall hedge fund industry, as measured by one or more hedge fund indices, or certain individual hedge fund strategies, such as event driven, managed futures or merger arbitrage[, by using rolling regression analysis to determine the factors that explain hedge fund returns and identifying instruments with exposures to those factors]. In addition, the Fund may invest in liquid alternative beta vehicles that attempt to isolate the [market generated risk and returns] ~~beta (i.e., the systematic risk)~~ associated with a particular hedge fund strategy [(sometimes referred to as systematic risk or beta)] and generate returns consistent with such systematic risk [by using liquid, tradable instruments]. The hedge fund replicator vehicles and liquid alternative beta vehicles in which the Fund will invest will primarily be swaps, including total return, volatility and variance swaps~~, but may also include other forms of investments~~. [Volatility and variance swaps are agreements between two parties to make payments based on the difference between the implied volatility or variance (i.e., the measured volatility mathematically squared) and the future realized volatility or variance of an underlying asset during a stated time period.]

Dominic J. Minore, Esq.

12.        Comment: Identify the “other alternative investment strategies commonly employed by hedge funds” that may constitute a principal investment within the Fund’s Alternative and Hedge Fund Investments Asset Class.

Response: The Fund does not anticipate that any “other alternative investment strategies commonly employed by hedge funds,” aside from those identified, will constitute a principal investment within the Fund’s Alternative and Hedge Fund Investments Asset Class. The reference to the Fund’s use of “other alternative investment strategies commonly employed by hedge funds” has been removed.

13.        Comment: Identify each principal category of investment that constitute the “other forms of investments” referenced at the end of the third paragraph.

Response: The hedge fund replicator vehicles and liquid alternative beta vehicles that may constitute principal investments within the Alternative and Hedge Fund Investments Asset Class are those identified. The reference to “other forms of investments” has been removed.

Private Equity and Special Opportunity Investments (page 4)

14.        Comment: The last sentence indicates that “the Private and Equity and Special Opportunity Investments Assets Class is primarily expected to consist of interests on publicly traded private equity ‘funds of funds,’ as well as ETFs or other pooled vehicles that seek direct or indirect exposure to this Asset Class.” Disclose the extent to which the Fund may invest in non-publicly traded private equity “funds of funds” as a principal investment, and the categories of “other pooled vehicles” in which it may principally invest.

Response: The Fund has refined its investment strategy to focus its principal investment strategies in this Asset Class solely on publicly traded private equity vehicles. The references to non-publicly traded vehicles and “other pooled vehicles” have therefore been removed.

15.        Comment: In the second paragraph on page 5, expand the discussion of the Fund’s Asset Class exposures to highlight how the Fund’s Adviser will manage the Fund’s investments to limit the Fund’s exposure to potentially substantial losses that could result from its use of leverage or its investments in derivatives or other investments that contain embedded leverage.

Response: The following disclosure has been added to the second paragraph on page 5:

To the extent that the Fund’s investments create leverage, the Fund intends to limit leverage risk by segregating or earmarking liquid assets or otherwise covering transactions that may give rise to such risk, consistent with the requirements of Section 18(f) of the 1940 Act and related Staff guidance.

Dominic J. Minore, Esq.

16.        Comment: The first paragraph on page 6 states that the Fund has established a secured line of credit with UMB Bank, and has agreed to pledge certain assets, to be held in custody by UMB Bank, as collateral against any drawdown it makes on the line of credit. The disclosure on page 29 of the SAI states that the Fund has entered into an Administration Agreement with UMBFS, the parent company of the Fund’s Distributor. The SAI further discloses that UMBFS is also a direct subsidiary of UMB Financial Corporation, the parent company of UMB Bank, the Fund’s custodian. It appears that the pledge of assets described in the Fund’s prospectus could be tantamount to a sale of those assets. See, generally, United Services Funds (pub. avail. Apr. 23, 1993). In your response letter provide us with your analysis of whether the pledge of the Fund’s assets to UMB Bank, an affiliate of the Fund’s Distributor, would constitute a prohibited transaction under section 17(a)(2) of the Investment Company Act of 1940.

Response: The disclosure on page 29 of the SAI has been revised to remove the statement that “UMBFS is the parent company of the Fund’s Distributor.” Foreside Fund Services, LLC (the “Distributor”), which serves as the Fund’s principal underwriter, is not an affiliated person of UMB Bank, n.a. (“UMB Bank”), the Fund’s custodian, or UMB Fund Services, Inc., the Fund’s transfer agent and administrator. Because the Distributor is not an affiliated person of UMB Bank, we do not believe the pledge of the Fund’s assets to UMB Bank in connection with a secured line of credit would constitute a prohibited transaction under Section 17(a)(2) of the ICA.

17.        Comment: The disclosure at the bottom of page 5 indicates that investments in the Fund’s Macro Market Asset Allocation Overlay may, among others, include “enhanced-index funds,” “contracts for differences,” “structured notes” and “other hybrid securities or financial instruments.” Expand the disclosure to provide a brief plain English description of the characteristics and risks of each such investment that may constitute a principal investment of the Fund.

Response: The following disclosure has been added, as requested:

Enhanced-index funds are funds that aim to outperform their tracking index generally by overweighting or underweighting exposure to certain positions in the index or by using leverage. Contracts for differences are swap arrangements in which the parties agree that their return (or loss) will be based on the relative performance of two different groups or baskets of securities. Structured notes are derivative debt instruments, the interest rate or principal of which is determined by an unrelated indicator (e.g., a currency, security, commodity or index thereof). Hybrid securities are securities that have characteristics of both equity and debt securities, and typically are issued by corporate entities or by a trust or partnership affiliated with a corporate entity.

Non-investment grade debt securities debt securities risk (page 7)

18.        Comment: In the risk factor caption, insert the word “junk” after the phrase “non-investment grade.”

Response: The disclosure has been revised, as requested.

Dominic J. Minore, Esq.

Private equity and special opportunity investments risk (page 7)

19.        Comment: The first sentence states that the Fund may invest directly in private equity funds or in private equity “funds of funds,” which may be more illiquid than the Fund’s other investments. Please expand the risk disclosure to explain to what extent the Fund’s other investments are illiquid and how the Fund’s investments in private equity funds or in private equity “funds of funds” may be more illiquid than the Fund’s other illiquid investments.

Response: Please see the response to Comment 14 regarding the Fund’s principal focus on publicly traded private equity vehicles. Accordingly, the first two sentences of the “Private equity and special opportunity investments risk” disclosure have been removed.

Purchase and Sale of Fund Shares (page 9)

20.        Comment: In the first sentence, insert the parenthetical “(sell)” after the word “redeem.”

Response: The disclosure has been revised, as requested.

Tax Information (page 9)

21.        Comment: Replace the phrase “the Fund’s distributions” with the phrase “the Fund intends to make distributions that.” Also, clarify that distributions made to tax-deferred arrangements may be taxable upon their withdrawal.

Response: The disclosure has been revised, as requested.

Alternative and Hedge Fund Investments (page 10)

22.        Comment: Please substitute the second sentence of the second paragraph with a plain English version of the information contained therein.

Response: The disclosure has been revised as follows:

Particular types of swaps in which the Fund may invest include total return swaps on private investment funds or indexes[,] and volatility [and variance] swaps ~~that seek to exploit the difference between implied and realized volatility across equity, fixed income, currency, commodity, and other markets~~. [Volatility and variance swaps are agreements between two parties to make payments based on the difference between the implied volatility or variance (i.e., the measured volatility mathematically squared) and the future realized volatility or variance of an underlying asset during a stated time period.]

Dominic J. Minore, Esq.

Commodities Risk (page 14)

23.        Comment: Add risk disclosure for each principal type of commodity in which the Fund may directly or indirectly principally invest.

Response: The disclosure has been revised as follows:

The Fund[’s commodity-related investments, including exchange-traded futures and OTC futures in foreign markets with respect to physical commodities, publicly offered investment funds managed by commodity trading advisers (including long/short managers) and commodity-based ETFs,] ~~may engage in the trading of futures and other commodities contracts, including options on futures, spot instruments and over-the-counter derivatives, for speculative hedging and other purposes. These types of trades~~ are highly specialized and have specific risks. Among the risks involved in this type of investing are systematic (general market) risk and commodity-specific risk. Systematic risk applies to the general movements of the broad commodities markets. Commodity-specific risk relates to individual price performance that is affected by factors or events that relate to that specific commodit~~y~~[ies in which the Fund may invest, which may include agricultural commodities, industrial metals, precious metals and financial commodities. These may include factors such as drought, floods, weather, livestock disease, embargoes or tariffs. The prices of energy, industrial metals, precious metals, agriculture and livestock sector commodities may fluctuate widely due to factors such as changes in value, supply and demand and governmental regulatory policies. The Fund’s investments in financial futures and commodities contracts may fluctuate due to events affecting individual companies in the financial services sector, including new government regulation, as well as events affecting the financial services sector generally or the financial markets as a whole.] Commodity futures trading may also be illiquid due to, among other things, position limits and price limits imposed by the CFTC and certain exchanges. In addition, commodity futures prices are highly volatile, and are influenced by events such as changing supply and demand relationships, government programs and policies and changes in interest rates and other national and international political and economic events.

Dominic J. Minore, Esq.

Derivatives Risk (page 14)

24.        Comment: With respect to the Fund’s derivatives disclosure, please refer to the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010), especially as it pertains to providing a tailored discussion that is meaningful to investors. In this regard, the risk disclosure should be expanded to identify the specific types and be presented in the context of the derivatives in which the fund expects to principally invest.

Response: The disclosure under “Derivatives risk” on page 14 of the prospectus has been revised as set forth below. The Trust believes the revised disclosure complies with the Barry D. Miller letter dated July 30, 2010, and adequately describes the risks associated with the derivatives that are expected to constitute principal investments of the Fund within the Asset Classes, including futures contracts, swaps and options.

Derivatives Risk. The performance of derivative instruments is tied to the performance of an underlying currency, security, index, commodity or other asset. In addition to risks relating to their underlying assets, the use of derivatives [may] include other, possibly greater, risks. Risks associated with the use of derivatives may include counterparty, [margin,] leverage, correlation, liquidity, tax, market, interest rate and management risks~~.~~ [, as well as the risk of potential regulation of swaps and other derivatives. Derivatives may also be more difficult to purchase, sell or value than other investments. The Fund may lose more than the cash amount invested on investments in derivatives. Each of these risks is greater for the Fund than mutual funds that do not use derivatives to implement their investment strategy.]

•	Counterparty Risk. Counterparty risk is the risk that a counterparty to a derivative transaction will not fulfill its contractual obligations (including because of bankruptcy or insolvency) to make principal or interest payments to the Fund, when due, which may cause losses or additional costs to the Fund.

•	[Margin Risk. With respect to futures and certain swaps, there is a risk of loss by the Fund of the initial and variation margin deposits in the event of bankruptcy of a futures commission merchant (FCM) with which the Fund has an open position in a futures or swaps contract. The assets of the Fund may not be fully protected in the event of the bankruptcy of the FCM or central counterparty. The Fund is also subject to the risk that the FCM could use the Fund’s assets to satisfy its own financial obligations or the payment obligations of another customer to the central counterparty.]

•	Leverage Risk. Leverage exists when the Fund purchases or sells a derivative instrument or enters into a transaction without investing cash in an amount equal to the full economic exposure of the ~~instrument~~ [asset] or transaction and the Fund could lose more than it invested. The Fund mitigates leverage risk by segregating or earmarking liquid assets or otherwise covering transactions that may give rise to such risk. Leverage may cause the Fund to be more volatile because it may exaggerate the effect of any increase or decrease in the value of the Fund’s portfolio securities. The use of some derivative instruments may result in economic leverage, which does not result in the possibility of the Fund incurring obligations beyond its investment, but that nonetheless permits the Fund to gain exposure that is greater than would be the case in an unlevered ~~assets~~ [instruments]. The Fund does not segregate assets or otherwise cover investments in derivatives with economic leverage.

Dominic J. Minore, Esq.

•	Correlation Risk. To the extent that the Fund uses derivatives for hedging or reducing exposure, there is the risk of imperfect correlation between movements in the value of the derivative instrument and the value of an underlying asset, reference rate or index. To the extent that the Fund uses derivatives for hedging purposes, there is the risk during extreme market conditions that an instrument which would usually operate as a hedge provides no hedging benefits at all.

•	Liquidity Risk. Liquidity risk is the risk that the Fund may be unable to close out a derivative position because the trading market becomes illiquid or the availability of counterparties becomes limited for a period of time. To the extent that the Fund is unable to close out a derivative position because of market illiquidity, the Fund may not be able to prevent further losses of value in its derivatives holdings and the liquidity of the Fund’s other assets may be impaired to the extent that it has a substantial portion of its otherwise liquid assets marked as segregated to cover its obligations under such derivative instruments. The Fund may also be required to take or make delivery of an underlying asset that the Adviser would otherwise have attempted to avoid.

•	Tax Risk. The use of certain derivatives may cause the Fund to realize higher amounts of ordinary income or short-term capital gain, distributions from which are taxable to individual shareholders at ordinary income tax rates rather than at the more favorable tax rates for long-term capital gain. The Fund’s use of derivatives may be limited by the requirements for taxation of the Fund as a regulated investment company. The tax treatment of derivatives may be affected by changes in legislation, regulations or other legal authority that could affect the character, timing and amount of the Fund’s taxable income or gains and distributions to shareholders.

•	Market Risk. Derivatives are subject to the market risks associated with their underlying assets, which may decline in response to, among other things, investor sentiment, general economic and market conditions, regional or global instability~~,~~; and currency and interest rate fluctuations. Derivatives may be subject to heightened and evolving government regulations, which could increase the costs of owning certain derivatives.

•	Interest Rate Risk. Some derivatives are particularly sensitive to interest rate risk, which is the risk that prices of fixed income ~~assets~~ [instruments] generally fall as interest rates rise; conversely, prices of fixed income instruments generally rise as interest rates fall. Specific fixed income instruments differ in their sensitivity to changes in interest rates depending on their individual characteristics.

Dominic J. Minore, Esq.

•	Management Risk. The investment techniques and risk analysis used by the Fund’s portfolio managers in connection with investing in derivatives may not produce the desired results.

•	[Risk of Potential Regulation of Swaps and Other Derivatives. The regulation of swaps and other derivatives is a rapidly changing area of law and is subject to modification by government and judicial action. It is not possible to predict fully the effects of current or future regulation. However, it is possible that developments in government regulation of various types of derivative instruments may limit or prevent the Fund from investment strategy, and could adversely affect the Fund’s ability to achieve its investment objective. New requirements, even if not directly applicable to the Fund, may increase the cost of the using or limit the Fund’s use of these instruments effectively as a part of its Fund’s investments and cost of doing business.]

Counterparty Risk (page 14)

25.        Comment: We note the discussion of counterparty risk on pages 14 and 15. Expand the discussion of the Fund’s principal investment strategies to highlight the Fund’s policy with respect to the creditworthiness of its counterparties. Also disclose the maximum amount of the Fund’s assets that could be exposed to any one counterparty or group of affiliated counterparties.

Response: The following disclosure has been added under “Additional Information About the Fund—Principal Investment Strategies:”

The Fund will not enter into derivative transactions with any counterparty that the Adviser believes does not have the financial resources to honor its obligations under the transaction. The Adviser monitors the financial stability of counterparties. Where the obligations of the counterparty are guaranteed, the Adviser monitors the financial stability of the guarantor instead of the counterparty. Where the Fund considers a counterparty to be the issuer of a security, the counterparty will be subject to the industry and securities-related issuer diversification requirements under the 1940 Act.

REIT Risk (page 17)

26.        Comment: Disclose that the Fund’s shareholders will also indirectly bear a proportionate share of REIT fees and expenses and that such fees and expenses do not appear in the Fund’s fee table or expense example presentation.

Response: The following disclosure has been added under the sub-heading “REIT Risk:”

The Fund will indirectly bear its proportionate share of the fees and expenses paid by REITs in which the Fund invests. Expenses from the Fund’s investments in REITs are not reflected in the “Annual Fund Operating Expenses” table or “Expense Example” above.

Dominic J. Minore, Esq.

ETF Risk (page 19)

27.        Comment: Highlight the risk that the ETFs in which the Fund may invest may trade at a discount to their net asset value, and disclose the significance thereof.

Response: The following disclosure has been added under the sub-heading “ETF Risk:”

ETFs may trade at a premium or discount to their NAVs, and there may be times when an ETF’s market price and the NAV differ significantly. As a result, the Fund may pay more or less than NAV when investing in ETFs on the secondary market, and may receive more or less than NAV when selling those shares.

Determining Your Share Price (page 23)

28.        Comment: In the first sentence, clarify that “NAV” represents “net asset value.”

Response: The disclosure has been revised, as requested.

29.        Comment: In the fourth sentence, clarify what is meant by the phrase “national holidays.” In the alternative, identify each holiday on which the New York Stock Exchange is closed for trading.

Response: The disclosure has been revised to read as follows:

The NYSE is closed on weekends~~, national holidays and Good Friday~~ [and the following holidays: New Year’s Day, Presidents’ Day, Martin Luther King Jr. Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.]

Buying Shares (page 27)

30.        Comment: The disclosure indicates that investors may open an account, add to an account and sell shares by sending a request through regular mail to Gottex Trust’s P.O. Box. Disclose any risk to investors of either a delay or uncertainty in receiving a particular NAV when sending purchase or redemption orders to the Trust’s P.O. Box.

Response: The following disclosure has been added:

For requests sent by regular mail, there may be a delay between the time the request reaches the P.O. Box and the time of the Fund’s receipt of the request, which may affect the NAV at which the request is processed.

Dominic J. Minore, Esq.

Transactions Through Other Financial Services Companies (page 30)

31.        Comment: Disclose whether an investor purchasing or redeeming Fund shares through a financial services company will be purchasing or redeeming Fund shares at NAV next determined after the purchase or redemption order has been received by the financial services company. In this regard, make clarifying revisions to the disclosure appearing under “Redeeming Through Other Institutions.”

Response: The following disclosure has been added under “Transactions Through Other Financial Services Companies:”

If investments can be made through your financial services company, purchase requests received by the financial services company before the close of trading on the NYSE (usually 4:00 p.m. Eastern Time) on a day when the Fund is open for business will be executed at that day’s NAV, provided that the application is in good order. “Good order” means that all shares are paid for, and that you have included all required documentation along with any required Medallion signature guarantees. If your request is received after the close of trading, it will be priced at the next business day’s NAV.

The following disclosure has been added under “Redeeming Through Other Institutions:”

Redemption requests received by a financial services agent before the close of trading on the NYSE (usually 4:00 p.m. Eastern Time) on a day when the Fund is open for business will be executed at that day’s NAV, provided that the application is in good order. “Good order” means that all shares are paid for, and that you have included all required documentation along with any required Medallion signature guarantees. If your request is received after the close of trading, it will be priced at the next business day’s NAV.

Statement of Additional Information

Fundamental Policies (page 1)

32.        Comment: Add the phrase “or group of related industries” to the end of the second enumerated fundamental policy.

Response: The disclosure has been revised, as requested.

Dominic J. Minore, Esq.

33.        Comment: In the last paragraph of this section, clarify that “the Fund’s borrowing money” must be from a bank.

Response: The disclosure has been revised, as requested.

34.        Comment: Add, as non-fundamental policies of the Fund, (1) a limitation on any mortgage, pledge or hypothecation of the Fund’s assets to a maximum of 1/3 of Fund assets and (2) a limitation on the Fund’s holding of illiquid assets to a maximum of 15% of the Fund’s net assets.

Response: The Trust is not aware of a requirement in the 1940 Act or Form N-1A to include non-fundamental policies regarding pledging, mortgaging and hypothecating Fund assets or limiting investments in illiquid securities, and therefore, the Trust respectfully declines to do so in the disclosure. The Registrant believes the disclosure required by Item 16(c) of Form N-1A is provided under “Additional Investment Policies and Practices.”

Additional Information on Investment Strategies and Risks (page 2)

35.        Comment: The fifth enumerated fundamental policy of the Fund, disclosed on page 1, permits the Fund to lend its portfolio securities. In a separately captioned “Securities Lending” section, highlight the characteristics and risks of securities lending. The discussion should disclose that the costs of securities lending do not appear in the Fund’s fee table and disclose, if true, that the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending. Disclose how any additional income earned on securities lending is typically split. Identify the maximum amount of the Fund’s assets that can be invested in securities lending. Also state that the Fund’s Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Response: The following disclosure has been added under the heading “Additional Information on Investment Strategies and Risks:”

Securities Lending

To generate additional income, the Fund may lend its portfolio securities to qualified banks, broker-dealers and financial institutions (referred to as “borrowers”), provided that: (i) the loan is continuously secured by collateral in cash, cash equivalents, bank letters of credit or U.S. Government securities equal to at least 100% of the value of the loaned securities, and such collateral must be valued, or “marked to market,” daily (borrowers are required to furnish additional collateral to the Fund as necessary to fully cover their obligations); (ii) the loan may be recalled at any time by the Fund and the loaned securities be returned; (iii) the Fund will receive any interest, dividends or other distributions paid on the loaned securities; and (iv) the aggregate value of the loaned securities will not exceed 33 1/3% of the Fund’s total assets. The Fund generally retains part or all of the interest received on investment of the cash collateral or receives a fee from the borrower.

Dominic J. Minore, Esq.

Loans of securities involve a risk that the borrower may fail to return the securities or may fail to maintain the proper amount of collateral, which may result in a loss of money by the Fund or a delay in recovering the loaned securities. In addition, in the event of bankruptcy of the borrower, the Fund could experience delays in recovering the loaned securities or only recover cash or a security of equivalent value. Therefore, the Fund will only enter into portfolio loans after a review of all pertinent factors by the Adviser under the supervision of the Board, including the creditworthiness of the borrower and then only if the consideration to be received from such loans would justify the risk. Creditworthiness will be monitored on an ongoing basis by the Adviser. The Fund will attempt to recall a loaned security to permit the exercise of voting or consent rights if the matter involved would have a material effect on the Fund’s investment in the security. The costs of securities lending are not reflected in the “Annual Fund Operating Expenses” table or “Expense Example” above.

Repurchase Agreements (page 8)

36.        Comment: Specify the maximum amount of Fund assets that may be invested in repurchase agreements.

Response: The following disclosure has been added under the sub-heading “Repurchase Agreements” on page 8:

To the extent that repurchase agreements are considered to be loans, the Fund will limit its investments in repurchase agreements, together with any other loans, to no more than 33 1/3% of its total assets. However, for temporary or defensive purposes, the Fund may invest without limit in repurchase agreements collateralized by securities issued by the U.S. Government or its agencies. A repurchase agreement with more than seven days to maturity is considered an illiquid security and is subject to the Fund’s overall limit on illiquid investments.

Reverse Repurchase Agreements (page 8)

37.        Comment: Specify the limitations on the Fund’s ability to invest in reverse repurchase agreements.

Response: The following disclosure has been added under the sub-heading “Reverse Repurchase Agreements” on page 8:

The Fund will limit its investments in reverse repurchase agreements, together with any other borrowings, to no more than 33 1/3% of its total assets.

Dominic J. Minore, Esq.

Management of the Fund (page 22)

38.        Comment: At the end of the third sentence of the last paragraph on page 23, clarify whether the Board believes that each of its Trustees satisfies the standard described in that sentence. In the alternative, for each Trustee that will serve on the Fund’s Board of Trustees, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusions that the person should serve as a Trustee for the Fund. See Item 17(b)(10) of Form N-1A.

Response: The referenced disclosure has been revised to read as follows:

However, the Board believes that Trustees need to have the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with Fund management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties; the Board believes that ~~its members~~ [each of the Trustees] satisf~~y~~[ies] this standard.

Part C. Other Information

Signatures

39.        Comment: Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by the Trust’s principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Response: The comment has been duly noted.

Closing

40.        Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Trust has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the current registration statement. However, the Fund may in the future employ one or more sub-advisers to manage the assets of one or more of the investment strategies employed by the Fund. In this case, the Fund expects to submit an exemptive application seeking relief from Section 15(c) of the ICA, among other sections, to allow the Fund to be operated as a “manager of managers” fund.

Dominic J. Minore, Esq.

In connection with the Trust’s responses to the Commission Staff’s comments on the registration statement, the Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of the responses presented above, please do not hesitate to contact me at 215-564-8173.

Very truly yours,

/s/ Matthew R. DiClemente
Matthew R. DiClemente, Esq.